SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 December 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

19 December 2013

LLOYDS BANKING GROUP: CHANGES TO BOARD

Lloyds Banking Group plc is pleased to announce the appointment of Dyfrig John as an independent Non-executive Director. Mr John will join the Board on 1 January 2014 and will serve as a member of the Audit and Risk Committees.

Commenting on Mr John's appointment, Sir Winfried Bischoff, Chairman, said: "We are delighted to welcome Dyfrig to the Board. Dyfrig has significant banking experience in the UK and overseas, having served in a number of senior management and Board level roles with HSBC and its subsidiaries, and in his position as the Chairman of Principality Building Society."

BIOGRAPHICAL DETAILS

Dyfrig John

Mr John has been the Chairman of Principality Building Society since July 2010 and will retire from this position on 17 April 2014. He has been a Non-executive Director of the Principality Building Society since 2009. He was previously Chief Executive Officer of HSBC Bank PLC from 2006 to 2009, Deputy Chairman from 2008 to 2009 and a Director since 2003.  He joined HSBC in 1972 and held a number of senior management appointments in the UK and overseas, including Group Managing Director and member of the Group Management Board.  He was until recently a Board Member of the Wales Millennium Centre and currently is a Member of the Audit Committee at the Welsh Rugby Union.

Pursuant to Listing Rule 9.6.13, Mr John served as a director of HSBC Bank PLC from 1 January 2003 to 29 June 2009. There is no other information to be disclosed under Listing Rule 9.6.13.

For further information:

Investor Relations
Charles King +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matthew Young +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 19 December 2013